March 2, 2010
Via EDGAR and FedEx
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549
Re:	Delek US Holdings, Inc. Form 10-K for the Year Ended December 31, 2008 (Filed March 9, 2009) Definitive Proxy Statement on Schedule 14A (Filed April 3, 2009) File No. 1-32868
Dear Mr. Owings:
We have set forth below the response of Delek US Holdings, Inc. (the “Company”) to the comments contained in your letter to Mr. Mark B. Cox, Executive Vice President and Chief Financial Officer of the Company, dated February 16, 2010, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed on March 9, 2009 and Definitive Proxy Statement on Schedule 14A filed on April 3, 2009. For your convenience, we have repeated the Staff’s comments below before our response.
Form 10-K for the Year Ended December 31, 2008
Risk Factors, page 15
1. Your response to comment one in our letter dated December 15, 2009 indicates that you will include Schedule I with your Form 10-K for the fiscal year ended December 31, 2009, if applicable. However, your response does not indicate whether you should have provided Schedule I or the footnote disclosures required by Rule 4-08(e) of Regulation S-X in your fiscal 2008 Form 10-K. Please provide us with your analysis of whether either the footnote disclosures or Schedule I were applicable to your fiscal year 2008 Form 10-K. If you conclude that either of these disclosures were required, please provide us with your qualitative and quantitative assessment of materiality for the periods impacted to support your conclusion that your fiscal 2008 Form 10-K should not be amended.
Response:
The calculations contained in Exhibit 1.1 (Restricted Net Assets of the subsidiary companies as of December 31, 2008 and 2007) indicate that we were required to provide Parent stand-alone financials and disclosures about restricted assets in our long-term debt footnote disclosures. These disclosures were inadvertently omitted from our Form 10-K for the year ended December 31, 2008 (the “2008 10-K”). A set of comparative financial statements for the stand-alone Parent Company as of and for the December 31, 2008 and 2007 time frames is attached as Exhibit 1.2.
Our Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) is expected to be filed on or before March 16, 2010, and we intend to provide a Schedule I for the fiscal years ended December 31, 2009, 2008 and 2007 in that document. We have paid a quarterly dividend (including special dividends in the second and fourth quarters of 2007) since the fourth quarter of 2006. We believe that our history of paying a consistent quarterly dividend demonstrates that Schedule I information prior to 2007 is not critical to evaluating the Parent’s stand-alone financial condition. We do not believe Schedule I financial information for periods prior to 2007 provides meaningful disclosure at this time.

United States Securities and Exchange Commission
March 2, 2010

Our Long-term Obligations and Short-term Notes Payable footnote will include the disclosures required by Rule 4-08(e) of Regulation S-X pertaining to the nature and extent of restrictions on subsidiary assets as of December 31, 2009 which preclude the ability of the Parent company to access those assets in order to fund future dividends.
Item 7. Management’s Discussion and Analysis of Financial condition and..., page 41
2. We note your response to comment three in our letter dated December 15, 2009. Particularly, we note your response to the first bullet point, the first paragraph of your response to the second bullet point, and your response to the fourth bullet point. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for the future filings.
Response:
A. In response to the first bullet point from your letter dated December 15, 2009, we intend to include the following disclosure in Item 1A (Risk Factors) in our 2009 Form 10-K:
Our refining margins have been volatile and are likely to remain volatile, which may have a material adverse effect on our earnings and cash flows.
Our earnings, cash flow and profitability from our refining operations are substantially determined by the difference between the price of refined products and the price of crude oil, which is referred to as the “refined product margin.” Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of numerous factors beyond our control, including volatility in the prices of crude oil and other feedstocks purchased by our Tyler refinery, volatility in the costs of natural gas and electricity used by our Tyler refinery, and volatility in the prices of gasoline and other refined petroleum products sold by our Tyler refinery. For example, during the year ended December 31, 2009, the price for West Texas Intermediate (“WTI”) crude oil fluctuated between $33.98 and $81.37 per barrel, while the price for U.S. Gulf Coast unleaded gasoline fluctuated between $1.04 and $2.05 per gallon. Such volatility is affected by, among other things:
•	changes in global, domestic and local economic conditions;

•	domestic and foreign supply and demand for crude oil and refined products;

•	investor speculation in commodities;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, Western Coastal Africa, the former Soviet Union, and South America;

•	the level of foreign and domestic production of crude oil and refined petroleum products;

•	the ability of the members of the Organization of Petroleum Exporting Countries to maintain oil price and production controls;

•	pricing and other actions taken by competitors that impact the market;

•	the level of crude oil, other feedstocks and refined petroleum products imported into the United States;

•	utilization rates of refineries worldwide;

•	development and marketing of alternative and competing fuels such as ethanol;

•	changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;

•	events that cause disruptions in our distribution channels;

•	local factors, including market conditions, adverse weather conditions and the level of operations of other refineries and pipelines in our markets;

•
accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our refinery, or the supply and delivery of crude oil from third parties; and

•	U.S. government regulations.

United States Securities and Exchange Commission
March 2, 2010

The crude oil we purchase and the refined products we sell are commodities whose prices are determined by market forces beyond our control. While an increase or decrease in the price of crude oil will often result in a corresponding increase or decrease in the wholesale price of refined products, a change in the price of one commodity does not always result in a corresponding change in the other. A substantial or prolonged increase in crude oil prices without a corresponding increase in refined product prices or a substantial or prolonged decrease in refined product prices without a corresponding decrease in crude oil prices could have a significant negative effect on our results of operations and cash flows. This is especially true for non-transportation refined products such as asphalt, butane, coke, propane and slurry whose prices are less likely to correlate to fluctuations in the price of crude oil.
In addition, our Tyler refinery has historically processed primarily light sweet crude oils as opposed to light to medium sour crude oils. Due to increasing demand for lower sulfur fuels, light sweet crude oils have historically been more costly than heavy sour crude oils, and an increase in the cost of light sweet crude oils could have a material adverse effect on our business, financial condition and results of operations. The capital improvements completed at the Tyler refinery in 2009 allow it to process more sour crude oils. As the Tyler refinery begins to process more sour crude oils, a substantial or prolonged decrease in the differential between the price of sweet and sour crude oils could negatively impact our earnings and cash flows.
Finally, higher refined product prices often result in negative consequences for our retail operations such as higher credit card expenses (because credit card fees are typically calculated as a percentage of the transaction amount rather than a percentage of gallons sold), lower retail fuel gross margin per gallon, reduced consumer demand and fewer retail gallons sold.
In addition, we intend to include the following disclosure in Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) (the “MD&A”) of our 2009 Form 10-K:
Market Trends
Our results of operations are significantly affected by the cost of commodities. Sudden change in petroleum prices is our primary source of market risk. Our business model is affected more by the volatility of petroleum prices than by the cost of the petroleum that we sell.
We continually experience volatility in the energy markets. Concerns about the U.S. economy and continued uncertainty in several oil-producing regions of the world resulted in volatility in the price of crude oil which outpaced product prices in 2009, 2008 and 2007. The average price of crude oil in 2009, 2008 and 2007 was $61.93, $99.73 and $72.44 per barrel, respectively. The U.S. Gulf Coast 5-3-2 crack spread ranged from a high of $18.97 per barrel to a low of $1.89 per barrel during 2009 and averaged $6.92 per barrel during 2009 compared to an average of $10.27 in 2008 and $13.04 per barrel in 2007.
We also continue to experience high volatility in the wholesale cost of fuel. The U.S. Gulf Coast price for unleaded gasoline ranged from a low of $1.04 per gallon to a high of $2.05 per gallon in 2009 and averaged $1.65 per gallon in 2009, which compares to averages of $2.49 per gallon in 2008 and $2.05 per gallon in 2007. If this volatility continues and we are unable to fully pass our cost increases on to our customers, our retail fuel margins will decline. Additionally, increases in the retail price of fuel could result in lower demand for fuel and reduced customer traffic inside our convenience stores in our retail segment. This may place downward pressure on in-store merchandise sales and margins. Finally, the higher cost of fuel has resulted in higher credit card fees as a percentage of sales and gross profit. As fuel prices increase, we see increased usage of credit cards by our customers and pay higher interchange costs since credit card fees are paid as a percentage of sales.
The cost of natural gas used for fuel in our Tyler refinery has also shown historic volatility. Our average cost of natural gas decreased to $3.72 per million British Thermal Units (“MMBTU”) in 2009 from $9.22 per million MMBTU in 2008 and $7.12 per MMBTU in 2007.

United States Securities and Exchange Commission
March 2, 2010

As part of our overall business strategy, management determines the cost to store crude, the pricing of products and whether we should maintain, increase or decrease inventory levels of crude or other intermediate feedstocks based on various factors including the crude pricing market in the Gulf Coast region, the refined products market in the same region, the relationship between these two markets, our ability to obtain credit with crude vendors, and any other factors which may impact the costs of crude.. At the end of 2009, we reduced our crude inventory, primarily because of the limited refined product margin at that time. At the end of 2008, we reduced certain of our crude and feedstock inventories primarily as a result of the refinery shutdown resulting from the explosion and fire in November 2008.
B. We believe that the second bullet point from your letter dated December 15, 2009 is addressed by the language set forth in the last paragraph of A above.
C. In response to the fourth bullet point from your letter dated December 15, 2009, we intend to include the following disclosure in the MD&A section our Form 10-K for the period ended December 31, 2009:
Crude Optimization Projects
Deep Cut Project
The Deep Cut project includes modifications to the Crude, Vacuum and Amine Regeneration Units (ARU) and the installation of a new Vacuum Heater, Coker Heater, a second ARU and a NaSH Unit. A significant portion of this project was completed in the first half of 2009. The installation of the second ARU and the NaSH Unit is expected to be completed by 2013. The completed portions of this project have given us the ability to run a “deeper cut” in the Vacuum Unit and allow the running of a heavier crude slate, although this capability will not be fully realized until we complete the remainder of the FCC Reactor revamp, discussed below. The installation of the second ARU and NaSH unit will further increase our sulfur capacity. Further, the new Coker Heater should allow much longer runs between decoking, which will reduce maintenance cost and increase the on-stream efficiency of the Coker.
Coker Valve Project
The Coker Valve project involved installing Delta Valves on the bottom heads of both coke drums, modifying feed piping to coke drums and installing a new Coke crusher and conveyor system. We believe the installation of the Delta Valves has significantly improved the safety of the operation to remove coke from the coke drums and they will enable the Coker to run shorter cycles, thereby increasing effective capacity. The entire project should allow for the safe handling of shot coke that may be produced during deep cut operations on a heavy crude slate. This project was completed in the first half of 2009.
FCC Reactor Revamp
We plan to modify the fractionation section of the FCC and install new catalyst section equipment, including a new reactor and catalyst stripper and make modifications to the riser. In the first half of 2009, we completed the fractionation section modifications, which will accommodate higher conversions expected from the FCC Reactor, once the catalyst section installations are complete. The remainder of this project is expected to be completed in 2013.

United States Securities and Exchange Commission
March 2, 2010

Refining Segment, page 48
3. Your response to comment six in our letter dated December 15, 2009 indicates that you will define per barrel sales. To further clarify how these measures are calculated, please also disclose, if true, that you define operating margin as net sales less cost of goods sold and you define direct cash operating expenses as those operating expenses attributed to this segment.
Response:
We define operating margin as net sales less cost of goods sold and define direct cash operating expenses as those operating expenses attributed to this segment. To avoid confusion, we will omit the word “cash” from “direct cash operating expenses” in future filings.
Item 15. Exhibits and Financial Statement Schedules, page 66
4. We note your response to comment eight in our letter dated December 15, 2009. We reissue that comment.
Response:
We confirm that we will comply with the Staff’s request by filing the requested schedules and exhibits to the Credit Agreements in our 2009 10-K.
Consolidated Financial Statements for the Year Ended December 31, 2008, page F-1
Note 2. Accounting Policies, page F-8
Inventory, page F-10
5. We note your response to comment 10 in our letter dated December 15, 2009. Please tell us whether you have sold the inventory on which you are reversing the reserve taken in the prior year. We note that each of the examples in the AcSEC LIFO issues paper you have referenced assumes that the inventory is sold prior to the reversal of the inventory reserve.
Response:
Upon review, we recognize that a precursor to recovery of a lower of cost or market reserve (LCM reserve) on LIFO inventory is the sale of such inventory. Having the refinery off-line because of the repairs related to the explosion in November 2008 was an unusual occurrence, and we did not recognize that we were required to defer the recovery of the reserve until we sold the specific physical units of inventory. These sales occurred in the second quarter of 2009.
To assess whether there is a need for restating our first and second quarter Forms 10-Q, we analyzed the quantitative and qualitative factors associated with such a restatement. We found that a restatement of the balance sheet as of March 31, 2009 would be quantitatively immaterial because the percentage changes to current assets, total assets, current liabilities and total liabilities are all below 1%. We also found that the inventory stated in the balance sheet as of June 30, 2009, is appropriately stated.
The statement of operations for the six months ended June 30, 2009, is also correct. However, significant changes occur in the statements of operations for the three months ended March 31, 2009 and June 30, 2009 because both Operating income and Net income appear to be overstated and understated, respectively, by the addition of $4.8 million ($3.1 million, after tax) of gain associated with the reversal of the LCM reserve. The table below illustrates these changes:

$ in millions	3/31/2009 as filed	3/31/2009 Restated	6/30/2009 as filed	6/30/2009 Restated
Operating Income	$7.3	$2.5	$48.0	$52.8
Net Income	$0.1	($3.0)	$26.5	$29.6

United States Securities and Exchange Commission
March 2, 2010

As SAB No. 99 states that an evaluation of materiality include an assessment of the qualitative factors when considering potential misstatements, we would point out the following items:
1. The Company reported net income of $0.1 million for the three months ended March 31, 2009, which was essentially a breakeven amount. Correcting this error would turn net income into a loss of approximately $3.0 million, an amount we still consider breakeven for a company with $352.7 million in revenue for the period. In addition, our operating results are seasonal and generally lowest in the first calendar quarter when winter driving patterns, adverse weather conditions and lower commercial trucking activity typically result in diminished sales volumes. Therefore, we do not believe that a change from a nominal gain to a nominal loss in the first quarter is significant. Finally, our anticipated earnings for the entire year ended December 31, 2009, are expected to be an amount considered breakeven. Therefore, the timing of this reversal of the LCM reserve does not significantly alter the public’s understanding of our results.
2. We do not believe the misstatement altered our reporting in comparison to analysts’ expectations because we do not believe analysts consider the amount as part of ongoing operations. In fact, our belief that the amount is regularly disregarded by analysts is part of the reason we began reporting certain non-GAAP measures that exclude the amount. First quarter earnings were below analysts’ published estimates. Additionally and more importantly, because of the off-line status of the refinery, we believe that analysts and investors were more concerned with the status of repairs and the expectations concerning resumption of operations. In our opinion, the major item of note in the first quarter reporting was the insurance proceeds received to help pay for repairs, and these proceeds were reported on a separate line.
3. The misstatement in the first quarter did not impact any loan covenants or other contractual requirements because the Company and its lenders had suspended refinery borrowings during the period the refinery was off-line and being repaired. There were no refinery borrowings as of March 31, 2009 and June 30, 2009.
4. The misstatement did not affect any compensation or bonuses for management. The Company has not paid or accrued any bonuses for 2009.
5. This misstatement was not an attempt to conceal any unlawful act, but was rather an error in the application of accounting guidance because of the unusual circumstances of the refinery being off-line.
While the impact of the misstatement of recovery of the LCM reserve in the first quarter of 2009 in the amount of $4.8 million was significant from a quantitative perspective for the statements of operations for the three months ended March 31, 2009, and June 30, 2009; we do not believe that it was material when assessing the qualitative factors listed above.
Our 2009 10-K is expected be filed on or before March 16, 2010. We intend to revise the information provided in the unaudited footnote which provides quarterly information for the first and second quarters. Additionally, the following disclosure will be provided explaining the reason for the revision:
“This amount has been revised due to a misapplication of guidance associated with accounting for lower of cost or market (LCM) reserves when using the LIFO method of accounting for inventories. We recognized a reversal of a LCM reserve in the first quarter of 2009 in the amount of $4.8 million pre-tax ($3.1 million after-tax). The reversal should not have been recognized until the second quarter of 2009 when our refinery resumed operations and the related inventory was sold. This resulted in an overstatement in earnings in the first quarter and an understatement of earnings in the second quarter by the same amount. The 2009 annual results are not affected by this change.”
Our Forms 10-Q for the first and second quarters of 2010 will also revise this information and disclose the reason for the revision.

United States Securities and Exchange Commission
March 2, 2010

Note 3. Explosion and Fire at the Tyler, Texas Refinery, page F-18
6. We note your response to comment 11 in our letter dated December 15, 2009. Please explain to us in more detail how the loss recognized of $0.1 million was calculated. Also, please explain to us why this amount appears relatively small, as we would expect the damage to your saturates gas plant and naphtha hydrotreater would result in a greater impairment of your plant and equipment.
Response:
We purchased the Tyler refinery in 2005 for a price of $68.1 million of which only $27.4 million is attributed to the various pieces of refinery equipment. Therefore, the cost of any given piece of equipment is relatively small. The unit which was damaged had an original cost of $2.8 million, and a depreciated value of $2.3 million. The damaged parts of that unit were considered to be 20% of the unit or $0.6 million original cost and $0.5 million depreciated value. The damages were estimated to be 40% of the pieces, or $0.2 million of original cost and $0.1 million of depreciated value.
Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Transactions, page 13
7. We note your response to comment 19 in our letter dated December 15, 2009. In that response, you state that, in future filings, you will provide the requested disclosure. Additionally, please confirm, if true, that the terms in the transactions and agreements with related parties that you have already disclosed in this proxy statement were comparable to terms that could have been obtained from unaffiliated third parties.
Response:
We confirm that the transactions and agreements with related parties disclosed on page 13 of the 2009 proxy statement were comparable to terms that could have been obtained from unaffiliated third parties.
Executive Compensation, page 14
8. We note your response to comments 20, 21, 23, 24 and 27 in our letter dated December 15, 2009. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosures for the future filings.
Response:
Compensation Discussion and Analysis, page 14
We intend to provide the disclosure below in the “Compensation Discussion and Analysis” portion of the Definitive Proxy Statement on Schedule 14A to be filed in connection with our 2010 annual meeting of stockholders (the “2010 Proxy Statement”).
Elements of Our Compensation
The compensation framework for our named executive officers (our “NEOs”) consists of the following three key elements.
•
Fixed Compensation: Base salaries, fixed bonuses, fringe benefits, perquisites, severance and other benefits are primarily intended to attract and retain our NEOs by providing reliable compensation that is not contingent upon short-term or long-term objectives.

•
Discretionary Compensation: Discretionary cash bonuses in the form of annual and/or special bonuses are primarily intended to reward superior performance by our NEOs. Discretionary cash bonuses also support fixed compensation in attracting and retaining our NEOs.

United States Securities and Exchange Commission
March 2, 2010

•
Long Term Incentive Compensation: Equity awards such as non-qualified options to purchase Common Stock (“NQSOs”), stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) are primarily intended to reward superior longer-term performance by our NEOS and align the long-term economic interests of our NEOs with our stockholders. Equity awards also support fixed compensation in attracting and retaining our NEOs.

Each of these elements is discussed further below.
Compensation Setting Process
Our Board of Directors has determined that we are a “controlled company” for purposes of Section 303A of the NYSE Listed Company Manual because Delek Group, Ltd. controls more than 50% of our voting power. As a controlled company, we rely upon an exemption from the NYSE requirement which would otherwise require our compensation committee to be composed entirely of independent directors. Among the three members of our Committee, only Mr. Jordá qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE.
Mr. Yemin’s compensation is determined by the disinterested members of the Board, and Mr. Yemin does not participate in discussions with the executive compensation consultants AON/Radford Consulting (“AON/Radford”) or Board deliberations with regard to his compensation. In determining Mr. Yemin’s compensation in 2009, AON/Radford worked wth Mr. Thomas. The Committee is responsible for determining the amount and mix of total compensation to be paid to the other NEOs, and the Committee relies heavily on the input and recommendations of Mr. Yemin in making these determinations. The Committee also relies to a lesser extent upon prior studies performed for us by AON/Radford. For a description of the Committee’s delegation of authority to management, you should read the narrative discussion on page  _____  of this Proxy Statement.
NEO compensation is generally paid in cash as base salaries and bonus, although this is not due to any specific practice, policy or formula regarding the allocation between long-term and currently paid out compensation, between cash and non-cash compensation or between the different forms of non-cash compensation. Our goal from year to year is to develop an appropriate mix of fixed, discretionary and long-term compensation to attract and retain our NEOs while simultaneously incentivizing the NEOs to exert their best efforts to maximize near term results and longer term value for both us and our stockholders. In 2009, we executed employment agreements with certain of our existing NEOs that enhanced fixed compensation to encourage retention and granted significant equity awards to renew long-term incentives in light of the vesting of prior awards. However, in recognition of the challenging economic environment facing the industries in which we operate, we did not award any discretionary bonuses to our NEOs in 2009.
Base Salaries, page 15
We intend to provide the disclosure below in the “Compensation Discussion and Analysis” portion of the 2010 Proxy Statement:
Fixed Compensation
Our NEOs will typically receive a majority of their overall cash compensation as base salary. Generally, base salaries have not been based upon specific measures of corporate performance, but are determined upon the recommendations of the chief executive officer, based upon his determination of each employee’s individual performance, position and increased responsibilities assumed, how much others at the Company are paid, and contributions to both our financial performance and ethical culture. We generally seek to position base salary at or below the market median of the peer group. Our chief executive officer has discretion as to how much weight to assign to these factors. Much of this subjectivity was eliminated in 2009 when the majority of our NEOs executed employment contracts that establish the executive’s base salary. For a description of these employment agreements, you should read the narrative discussion beginning on page 22 of this Proxy Statement.

United States Securities and Exchange Commission
March 2, 2010

Base salaries are reviewed annually, typically in December, and salary adjustments are generally effective in January. However, the explosion and fire at our Tyler refinery on November 20, 2008 resulted in a suspension of production that continued until May 2009. As a result, we postponed our annual review of NEO base salaries from December 2008 until the second quarter of 2009.
In May 2009, the Committee approved employment agreements for Messrs. Ginzburg and Green that set their base salaries during 2009. In determining the base salaries for Messrs. Ginzburg and Green, the Committee primarily considered their past service to the Company and their prominent positions and significant responsibilities with the Company. The Committee also compared their base salaries to the base salaries of the Company’s other officers (including the other NEOs), and, to a lesser extent, the base salaries of similar officers at comparator companies. Finally, the increase in their base salaries reflect their continuing contributions to our financial performance and the maintenance and promotion of an ethical culture within the Company.
In connection with the hiring of Mr. Zamir in June 2009 and Mr. Cox in August 2009, the Committee approved employment agreements that set their base salaries in 2009. In determining the base salaries for Messrs. Zamir and Cox, the Committee primarily considered their prominent positions and significant responsibilities with the Company. The Committee also compared their base salaries to the base salaries of the Company’s other officers (including the other NEOs), and, to a lesser extent, the base salaries of similar officers at comparator companies.
The Board approved Mr. Yemin’s new employment agreement in September 2009. In determining Mr. Yemin’s base salary, the Board compared his base salary to the base salaries of similar officers at comparator companies and considered his past service to the Company and his prominent position and significant responsibilities with the Company. Finally, the increase in Mr. Yemin’s base salary reflects his continuing contribution to our financial performance and the maintenance and promotion of an ethical culture within the Company.
Because the base salaries of all of our NEOs are currently fixed under the terms of written employment agreements, no review of NEO base salaries has occurred in 2010, and there have been no material changes to the salaries to be paid to our NEOs in 2010 from that paid to our named executive officers in 2009. The Committee believes that the base salaries paid to our NEOs are appropriate and help to achieve our objectives to attract, retain and motivate our NEOs. For a description of the base salaries paid to our NEOs for 2009, you should read the Summary Compensation Table beginning on page  _____  of this Proxy Statement.
Annual Bonuses, page 16
We intend to provide the disclosure below in the “Compensation Discussion and Analysis” portion of the 2010 Proxy Statement:
Discretionary Compensation
Annual cash bonuses to our NEOs (other than Mr. Yemin) are typically calculated as a percentage of base compensation and intended to reward company-wide performance and, to a lesser extent, individual performance during the year. From time to time, special cash bonuses may also be granted to our NEOs in order to reward outstanding performance or the achievement of business milestones.
At the end of each calendar year, management prepares and the Board of Directors approves an annual bonus budget for all employees as part of the overall operating budget for the company.

United States Securities and Exchange Commission
March 2, 2010

The annual bonus pool for 2009 was developed in late 2008 by Mr. Yemin with reference to the prior year’s pool and the coming year’s overall budget. The bonus budget may be adjusted downward based on the Company’s actual results or other factors. Total annual bonuses to NEOs will generally be limited to the amount of this pool and will be based on the individual’s level of responsibility within the Company and, to a lesser extent, the individual’s performance. There are no predetermined formulae, weighted factors or specified list of criteria that is followed in setting bonuses, however, the employment agreements with our NEOs (other than Mr. Yemin) define a range of percentages within which any annual bonus must fall. Annual bonuses for a calendar year are typically determined in the first quarter of the ensuing calendar year. As a result of the challenging economic environment that faced the Company in 2009, no discretionary cash bonuses were paid to our NEOs for service in 2009.
Unlike our other NEOs whose annual cash bonuses are dictated by contractually specified ranges and determined and paid in the first quarter of the year in recognition of service in the prior calendar year, annual cash bonuses paid to Mr. Yemin are not subject to a predetermined range and are typically determined and paid after the first quarter of the year. As the top ranking executive of a subsidiary of a foreign company, the timing of Mr. Yemin’s bonus is influenced by the compensation practices of Delek Group which pays its executive bonuses after the first quarter. Mr. Yemin was not paid an annual bonus in 2009.
The Committee believes that the bonuses paid to our NEOs are appropriate and help to achieve our objectives to attract, retain and motivate our NEOs and to reward excellent performance.
Potential Payments Upon Termination or Change-in-Control, page 24
We intend to provide a table similar to the one set forth below in the “Potential Payments Upon Termination or Change-In-Control” portion of our 2010 Proxy Statement. The table will include six NEOs because our former Vice President and Chief Financial Officer, Edward Morgan, served as our principal financial officer for approximately four months in 2009.

Name	Termination of Employment*		Change-In Control**
Ezra Uzi Yemin	$	_____	$	_____
Mark B. Cox	$	_____	$	_____
Edward Morgan	$	_____	$	_____
Assaf Ginzburg	$	_____	$	_____
Frederec Green	$	_____	$	_____
Igal Zamir	$	_____	$	_____

*
The numbers in the “Termination of Employment” column assume that the Company terminated the NEO’s employment without cause on December 31, 2009 and that any required advance notice provisions were satisfied. No NQSOs or SARs would have provided value to our NEOs on December 31, 2009 because the exercise/base price of all such awards was above the $6.81 fair market value of our common stock.

**
The numbers in the “Change-In-Control” column assume that an “exchange transaction” (as described on page  _____  of this Proxy Statement) occurred on December 31, 2009. No NQSOs or SARs would have provided value to our NEOs on December 31, 2009 because the exercise/base price of all such awards was above the $6.81 fair market value of our common stock. The 1,319,493 outstanding share purchase rights held by Mr. Yemin at December 31, 2009 were not granted under the Plan, are not subject to the “exchange transaction” provisions of the Plan and were otherwise fully vested at December 31, 2009.

United States Securities and Exchange Commission
March 2, 2010

Conclusion
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please feel free to contact me at (615) 224-1159 or our General Counsel, Kent B. Thomas, at (615) 224-2281. Thank you for your cooperation and attention to this matter.

Sincerely, Delek US Holdings, Inc.
/s/ Mark B. Cox
By:	Mark B. Cox
Title:	Executive Vice President / Chief Financial Officer

cc:
Lisa Sellars, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
John Fieldsend, Securities and Exchange Commission
Ezra Uzi Yemin, Delek US Holdings, Inc.
Kent B. Thomas, Delek US Holdings, Inc.
Merrill Kraines, Fulbright & Jaworski L.L.P.

United States Securities and Exchange Commission
March 2, 2010

EXHIBIT 1.1
Restricted Net Assets of Subsidiaries
Rule 12-04 Reg S-X
12/31/2008

	Net		Restricted
	Assets		Net
2008	(Equity)	Unrestricted Assets	Assets
Retail	128,782	3,000	125,782	23.61%
Refining	170,579	18,385	152,194	28.57%
Marketing	22,611	2,500	20,111	3.77%
Subs w/no borrowings & Parent	210,785	210,785	—

Delek US Consolidated	532,757	234,670	298,087	55.95%

% of Consolidated Net Assets			55.95%

	Net		Restricted
	Assets		Net
2007	(Equity)	Unrestricted Assets	Assets
Retail	116,022	—	116,022	22.64%
Refining	150,533	23,500	127,033	24.78%
Marketing	32,899	2,500	30,399	5.93%
Subs w/ no borrowings & Parent	213,099	213,099	—

Delek US Consolidated	512,553	239,099	273,454	53.35%

% of Consolidated Net Assets			53.35%

United States Securities and Exchange Commission
March 2, 2010

EXHIBIT 1.2: SCHEDULE I
Delek US Holdings, Inc.
Parent Company Only
Condensed Balance Sheets

	December 31,
	2008	2007
	(In millions, except share and per
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$0.9	$63.2
Short-term investments	—	16.7
Accounts receivable	0.4	—
Accounts receivable from subsidiaries	0.4	—
Interest receivable from subsidiaries	10.8	4.5
Income tax receivable	2.1	24.1
Other current assets	5.1	0.1

Total current assets	19.7	108.6

Property, plant and equipment:
Property, plant and equipment	2.0	2.0
Less: accumulated depreciation	(0.1)	—

Property, plant and equipment, net	1.9	2.0

Notes receivable from subsidiaries	148.2	77.0
Minority investment	131.6	139.5
Investment in subsidiaries	324.9	300.9
Deferred tax asset	1.7	0.1
Other non-current assets	6.9	0.7

Total assets	$634.9	$628.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$0.3	$0.3
Accounts payable to subsidiaries	—	14.0
Note payable to subsidiary	17.3	—
Current portion of long-term debt	57.7	—
Accrued expenses and other current liabilities	0.3	0.5

Total current liabilities	75.6	14.8

Non-current liabilities:
Long-term debt, net of current portion	26.5	95.0
Note payable to subsidiary	—	6.5

Total non-current liabilities	26.5	101.5

Shareholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 110,000,000 shares authorized, 53,682,070 and 53,666,570 shares issued and outstanding at December 31, 2008 and 2007, respectively	0.5	0.5
Additional paid-in capital	277.8	274.1
Accumulated other comprehensive income	—	0.3
Retained earnings	254.5	237.6

Total shareholders’ equity	532.8	512.5

Total liabilities and shareholders’ equity	$634.9	$628.8

The “Notes to Consolidated Financial Statements” of Delek US Holdings, Inc., beginning on page F-7 of this Form 10-K are an integral part of these condensed financial statements.

United States Securities and Exchange Commission
March 2, 2010

Delek US Holdings, Inc.
Parent Company Only
Condensed Statements of Operations

	December 31,
	2008	2007
	(In millions, except share and per
	share data)
Net sales	$—	$—

Operating costs and expenses:
Cost of goods sold	(7.8)	—
General and administrative expenses	8.9	8.8
Depreciation and amortization	0.1	—
Gain on forward contract activities	—	(0.1)

Total operating costs and expenses	1.2	8.7

Operating loss	(1.2)	(8.7)

Interest expense	6.4	6.4
Interest income	(1.2)	(3.8)
Net interest income from related parties	(5.6)	(3.5)
Earnings from investment in subsidiaries	(30.2)	(100.8)
Loss from minority investment	7.9	0.8

Total non-operating income	(22.7)	(100.9)

Income before income tax benefit	21.5	92.2
Income tax benefit	(3.4)	(4.2)

Net income	$24.9	$96.4

The “Notes to Consolidated Financial Statements” of Delek US Holdings, Inc., beginning on page F-7 of this Form 10-K are an integral part of these condensed financial statements.

United States Securities and Exchange Commission
March 2, 2010

Delek US Holdings, Inc.
Parent Company Only
Condensed Statements of Cash Flows

	December 31,
	2008	2007
	(In millions, except share and per
	share data)
Cash flows from operating activities:
Net income	$24.9	$96.4
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	0.1	—
Amortization of deferred financing costs	0.8	0.4
Deferred income taxes	(1.3)	(0.2)
Loss from equity method investment	7.9	0.8
Stock-based compensation expense	0.4	0.3
Income from subsidiaries	(30.2)	(100.8)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable, net	(0.4)	—
Inventories and other current assets	16.4	(21.6)
Receivables and payables from subsidiaries	(20.7)	13.3
Accounts payable and other current liabilities	(0.2)	0.2
Non-current assets and liabilities, net	(6.4)	(0.8)

Net cash used in operating activities	(8.7)	(12.0)

Cash flows from investing activities:
Purchases of short-term investments	(11.3)	(1,055.8)
Sales of short-term investments	28.0	1,112.3
Purchase of property, plant and equipment	—	(2.0)
Purchase of minority investment	—	(89.1)
Investment in subsidiaries	(12.0)	—
Dividends from subsidiaries	21.5	127.3
Net proceeds of notes receivable to subsidiaries	(71.2)	(65.0)

Net cash (used in) provided by investing activities	(45.0)	27.7

Cash flows from financing activities:
Proceeds from revolver	11.0	—
Repayments on revolver	(4.5)	—
Repayment on note payable to subsidiary	(6.5)	—
Proceeds from other debt instruments	20.0	65.0
Proceeds from exercise of stock options	(20.0)	3.9
Dividends paid	(8.0)	(28.5)
Deferred financing costs paid	(0.6)	(0.1)

Net cash (used in) provided by financing activities	(8.6)	40.3

Net (decrease) increase in cash and cash equivalents	(62.3)	56.0
Cash and cash equivalents at the beginning of the period	63.2	7.2

Cash and cash equivalents at the end of the period	$0.9	$63.2

The “Notes to Consolidated Financial Statements” of Delek US Holdings, Inc., beginning on page F-7 of this Form 10-K are an integral part of these condensed financial statements.